UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.             English translation of a letter dated November 26, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

x

FREE TRANSLATION

Buenos Aires, November 26, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

I am writing to you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21st, 2018.

In this regard, we hereby attach the note received today from CVH, communicating that it had been served notice of the claim filed by a shareholder of CVH, Daniel Burgueño, in re “Burgueño, Daniel Fernando V. EN — CNV re: Legal Proceeding (proceso de conocimiento)” (Docket 33763/2019), pending before the first instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1. The claim seeks to obtain a declaration that the Company is not under the obligation to carry out a Mandatory Public Tender Offer as a result of the change of control in Telecom Argentina, on the basis of paragraph k) of Section 32 of Resolution CNV 779/2018, which regulates Law No. 26,831 (as amended by Law No. 27,440).

CVH also informed that it will proceed, with the assistance of its legal counsel, to respond to the claim in due course.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

FREE TRANSLATION

Mr. Chairman of the Board of Directors

of Telecom Argentina S.A.

Alicia Moreau de Justo 50, City of Buenos Aires

RE.: Mandatory Public Tender Offer. Notice of extension of injunction in re. “BURGUEÑO DANIEL FERNANDO V.  EN-CNV RE: LEGAL PROCEEDING (PROCESO DE CONOCIMIENTO)” (DOCKET NO. 33763 / 2019)

Dear Sirs,

María Lucila Romero, in my capacity as Attorney in Fact of Cablevisión Holding S.A. (the “Company”), I am writing to inform you that the Company has been served notice of a claim filed by a shareholder of the Company, Mr. Daniel Burgueño, in re “BURGUEÑO DANIEL FERNANDO V. EN - CNV RE: LEGAL PROCEEDING (PROCESO DE CONOCIMIENTO)” (DOCKET NO 33763/2019), pending before the first instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1.

Mr. Burgueño’s claim seeks to obtain a declaration from the Court that the Company is not under the obligation to carry out a Mandatory Public Tender Offer to acquire the shares of Telecom Argentina S.A. as a result of the change of control in that company, on the basis of paragraph k) of section 32 of resolution CNV N° 779/2018, which regulates Law No. 26,831 (as amended by Law No. 27,440, the “Capital Markets Law”).

The Company will proceed, with the assistance of its legal counsel, to respond to the claim in due course.

Sincerely,

Cablevisión Holding S.A.

/s/ María Lucila Romero
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 26, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations